FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG GeoSoftware Releases Enhancements across Full Portfolio

Innovative Technologies Improve Drilling Decisions

Paris, France – October 18, 2016

CGG GeoSoftware has announced a series of innovative software releases across its reservoir characterization product portfolio.

As part of its commitment to improve efficiency for interpretation experts, asset teams and reservoir engineers, the delivery of InsightEarth 3.1, Jason 9.6, PowerLog 9.6, EarthModel FT 9.6 and VelPro 9.6 offer more productive workflow solutions to address the challenges associated with more complex reservoirs. Anisotropic inversion, depth inversion and broadband wavelet estimation are some of the key technologies in Jason 9.6 to benefit from significant updates. Coming out later this year, HampsonRussell 10.2 will feature attribute extraction and prediction along horizontal wells and upgraded geostatistical mapping capabilities.

Sophie Zurquiyah, Chief Operating Officer, Geology, Geophysics & Reservoir, CGG, said: “GeoSoftware’s continually evolving capabilities significantly help our clients to accurately characterize the Earth’s subsurface, manage exploration and development risks, and maximize the potential of reserves. As demonstrated by these new releases and our upcoming launch of HampsonRussell 10.2, we remain committed to ongoing innovation in our geoscience-based software to help our clients overcome tough challenges from exploration through development to life-of-field production management.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs more than 6,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 18th, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO